UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 1-35016

SGOCO Group, Ltd.

ROOM 1301, 13/F, GOLDEN CENTRE,

188 DES VOEUX ROAD CENTRAL

HONG KONG

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 20, 2017, SGOCO Group, Ltd. (the “Company”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Mr. Chan Kei Hoong, an unaffiliated third parties, pursuant to which the Company sold to Mr. Chan Kei Hoong 117,361 shares of its ordinary stock (the “Shares”) for an aggregate amount of $239,417 in a registered direct offering (the “Offering”). The Shares are being offered by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-214141), which was originally filed with the Securities and Exchange Commission on October 17, 2016, amended on December 23, 2016, and was declared effective on January 4, 2017.

The description of the Securities Purchase Agreement contained in this Report on Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of Securities Purchase Agreement which is filed herewith as Exhibit 10.1, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO GROUP, LTD.

Date: March 20, 2017	By: /s/ Shi-bin Xie
Shi-bin Xie
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description

10.1	Securities Purchase Agreement by and between SGOCO Group, Ltd., and Chan Kei Hoong, dated March 20, 2017.